UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 October 2009
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  IMS Notification

N E W S R E L E A S E

22 October 2009

CRH plc

INTERIM MANAGEMENT STATEMENT

NOTIFICATION

As part of its ongoing investor relations activity CRH plc will issue an interim management statement at 7:00 a.m. GMT on Tuesday 10 November 2009.

CRH will host an analysts' conference call at 8:00 a.m. GMT on Tuesday 10 November 2009 to discuss the statement.

To register in advance for the conference call please log on to:

https://eventreg2.conferencing.com/webportal3/reg.html?Acc=778653&Conf=199887 where you will be allocated a conference call number, participant user pin, conference pin and instructions on how to join the call.  Alternatively the dial-in number is +44 207 162 0125.

A recording of this conference call will be available from 10:00 a.m. GMT on 10 November 2009 by dialing +44 207 031 4064. The security code for the replay will be 848860.

----------

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date   22 October 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director